Exhibit 99.2

Sibanye Gold Limited

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

ISIN – ZAE000173951

Issuer code: SGL

(“Sibanye Gold”, “Sibanye”, “the Company” and/or “the Group”)

Notification in terms of Section 45(5) of the Companies Act 71 of 2008

Westonaria, 21 June 2017. Following the completion of the acquisition of Stillwater Mining Company (incorporated in the State of Delaware, United States)(“Stillwater”), the Company is putting in place arrangements to refinance the acquisition debt referred to in the notice issued on 20 March 2017 through various means which will require the Company to issue guarantees and provide financial assistance as contemplated in Section 45 of the Companies Act 71 of 2008 (the “Companies Act”).

Accordingly, notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act, and pursuant to the special resolution passed at the general meeting of the Company held on 23 May 2017, the board of directors of the Company (the “Board”) has adopted resolutions (the “Resolutions”) to issue such guarantees and provide such financial assistance to subsidiaries of the Company and to related- and inter-related companies and corporations, all of which constitute direct and/or indirect financial assistance in terms of the provisions of Section 45(2) of the Companies Act.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Act, the Board satisfied itself that:

•                  immediately after providing the financial assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Act;

•                  all relevant conditions and restrictions relating to the granting of such financial assistance by the Company contained in the Company’s memorandum of incorporation are satisfied; and

•                  the terms and conditions on which such financial assistance is to be given are fair and reasonable to the Company.

ENDS

Contact

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 83 453 4014

james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd